Exhibit 23.2

CONSENT OF PINNACLE ENERGY SERVICES, LLC

We have issued our report letters dated January 25, 2011 and January 6, 2010 for the years ended December 31, 2010 and 2009, respectively, on estimates of proved reserves and future net cash flows of certain oil and natural gas properties located in the Permian Basin of West Texas of Windsor Permian LLC, successor in interest to Windsor Energy Group, LLC. As independent oil and gas consultants, we hereby consent to the use and inclusion of information from the aforementioned report letters in this Amendment to the Registration Statement on Form S-1/A. We hereby also consent to the references to our firm and to the use of our name, as it appears under the caption “Experts,” in this Amendment to the Registration Statement on Form S-1/A.

PINNACLE ENERGY SERVICES, LLC

By:	/s/ John Paul Dick
	Name:	John Paul Dick
	Title:	Manager, Registered Petroleum Engineer

July 3, 2012

Oklahoma City, Oklahoma